Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

Connections for America’s Energy ™ Crestwood Midstream Partners LP Crestwood Equity Partners LP Crestwood Employee Town Hall Meetings “Improving Crestwood’s competitive position” May 18-19, 2015

Connections for America’s Energy ™ 2 Improving Crestwood’s Competitive Position Ø. Situation Overview Ø. Midstream industry has become incredibly competitive with new MLP’s, new PE backed firms and plenty of investment capital available Ø. Severe commodity price correction has slowed industry growth Ø. Crestwood needs corrective action in 2015 to: • Improve our competitive advantage with Customers • Re-establish Crestwood as a “top tier” mid-cap MLP for Employees • Develop growth projects and acquisitions that will drive distribution growth and capital appreciation for our Investors ü. What’s the Plan? ü. Project Adapt - Lower operating costs and improved efficiency ü. Simplification Merger - Simplify corporate structure and improve cost of capital ü. Crestwood 2.0 - Streamline the organization to compete for new infrastructure projects, increased marketing business and more successful acquisitions

Project Adapt – Realizing our Objectives!

Overview

- Cost reduction designed to immediately realign our cost structure to drive greater profitability in the current industry environment
- Current organization scaled for acquisitions and growth in 2014 that did not materialize
- 2015 a critical time to "right size" Crestwood's cost structure for the current operating environment
- **Congrats to the Team on Great Execution!**

Phase 1
Target ~$10 MM/yr

- Reduce/eliminate all discretionary 2015 budget expenses
- Right size workforce to match reduced 2015 customer activity levels due to commodity price cycle

Phase 2
Target ~$15-20MM/yr

(Run rate achieved by end of 2Q 2015)

- Company-wide initiative to develop long-term operating and corporate efficiencies to drive sustainable long-term cost reductions
  - Remove non-value added work
  - Increase organizational efficiency & effectiveness
  - Engaged Sirius Solutions and USC Consulting Group, LLC to serve as facilitators for initiative
- Targeted savings primarily derived from operational and support function consolidation
  - **$25 MM to $30 MM total realized run-rate savings ($15 MM realized in calendar year 2015)**

Crestwood™ Connections for America's Energy™ 3

Simplification Merger Structure

Current Structure



First Reserve/ Crestwood Holdings
CEQP Public Unitholders
~71% LP Interest
~29% LP Interest
100% Non-economic GP Interest (Control)
Crestwood Equity Partners LP (NYSE: CEQP)
187.2 MM units
CMLP Public Common and Preferred Unitholders
~85% LP Interest
~11% LP Interest
Operating Subsidiaries (NGL Assets)
~4% LP Interest GP / IDR Ownership
Crestwood Midstream Partners LP (NYSE: CMLP)
188.3 MM common units
18.3 MM Class A preferred units
Operating Subsidiaries

Pro Forma Structure



First Reserve/ Crestwood Holdings
CEQP Public and Preferred Unitholders
~84% LP Interest
~16% LP Interest
100% Non-economic GP Interest (Control)
Crestwood Equity Partners LP (NYSE: CEQP)
685 MM common units
52 MM preferred units
Crestwood Midstream Partners LP
(private wholly-owned subsidiary)
100% Operating Subsidiaries

Crestwood™ Connections for America's Energy™

4

Connections for America’s Energy ™ Simplification Merger Rationale Transparent / Unified Corporate Strategy 5 Strategic Objective 1 Simplification 2 3 5 4 Reduce Organizational Costs Improve Cost of Capital Increase Stakeholder Value Increase Efficiencies One stock, one organizational / asset platform drives singular strategy Further cost reductions to Project Adapt by eliminating dual public company structure Elimination of IDRs in dual-stock structure provides improved cost of capital One unified company focused on driving value to our employees, customers, creditors and investors Greater organizational efficiency through elimination of intracompany complexities and misalignment of strategy ü. ü. ü. ü. ü.

Simplification Lowers Cost & Improves Performance

- **Taking bold action to materially reduce expense and fixed charges to improve margins, streamline operations and create greater value proposition for all of our stakeholders**
- Execution of strategy to materially reduce operating cost across the partnership
  - 2015 cost savings of ~$15 MM; 2016+ run-rate savings of $25-30 MM
  - Drives greater profitability in the current industry environment
- Increased efficiency without sacrificing customer service, reliability, safety or compliance
- Simplification further adds to coverage improvement through fixed charge elimination
  - ~$23MM retained DCF through merger transaction
  - ~$30MM reduced IDR payments
  - ~$5MM savings due to elimination of CMLP public entity



Calendar Year 2015
Run-Rate 2015
$MM
–
$10
$20
$30
$40
$50
$60
Expense Reduction
Retained DCF from Merger(1)
Merger Savings
100% Addition to EBITDA, DCF and Improved Coverage

(1) Retained DCF at $0.55 per unit distribution * 2.75x exchange ratio.

Crestwood™ Connections for America's Energy™ 6

Simplification Investor Highlights

Improved Cost of Capital	• Elimination of ~$30 million of IDRs drives immediate cost of capital improvement • Competitive cost of capital improves positioning for >$3.0 billion of identified expansion opportunities
Growth and Stability in Distributions	• Pro forma 2015 CEQP coverage ratio improved to ~1.05x at $0.55 per unit distribution (~$15 million excess cash flow coverage)(1) • 2% dilutive to CMLP in 2016, 3% accretive in 2017, substantial accretion thereafter • Expected pro forma DCF growth of ~11% through 2017(2); accelerated with greater M&A and organic investment
Unified Corporate Strategy	• Focus on core strategy of servicing the full midstream value chain in the premier shale plays in North America
Simplify Corporate Structure	• Improved credit profile due to the elimination of structural subordination • Better positions Crestwood to participate in the continuing trend of industry consolidation • Greater strategic transparency more attractive to a broader universe of investors
Further Reduce Cost Structure / Fixed Charges	• Eliminates $5 million of estimated public company costs • Additive to $25 million to $30 million run-rate savings identified as a part of Crestwood's 2015 cost reduction initiatives

(1) Assumes January 1, 2015 effective date for the transaction for illustrative purposes.
(2) Represents growth rate from 2015E pro forma DCF (assuming January 1, 2015 effective date) to 2017E pro forma DCF.

Crestwood™ Connections for America's Energy™ 7

Connections for America’s Energy ™ ™ Investor Sentiment on Simplification 8 • Fully supportive of the merger • View merger as an important step forward • Execution remains the core driver of stock price value going forward • Like that optionality remains Supportive Wait & See Event Driven (Hedge Funds) Why was our stock adversely impacted? • Transaction seems to make sense on surface • Skeptical on opportunity set and growth visibility • Current unit price seems fair without further execution? • How does Crestwood regain credibility in the market? • Disappointed in simplification transaction vs other alternative transactions including a sale of the company • Is there an albatross in the assets that precluded a deal from happening? • Is management unwilling to give up control? Sentiment Long-Term Holders (Fundamental Midstream / MLP Investors) Long-term fundamental investors value our asset base and the fundamentals of our business Represent the preferred Investors for Simplified Crestwood Represent the bulk of sellers driving the stock price down over the last two weeks

Connections for America’s Energy ™ ™ Crestwood 2.0 - New Organization Structure 9 Office of CEO Supply & Logistics Group Pipeline Services Group Finance Team Accounting Team Legal Team Corporate Development Team • NGL Supply & Logistics • West Coast • NGL Storage & Terminals • NGL & Crude Transportation -Trucking -Rail • Crude Marketing • US Salt • Risk Management • Eastern Region Antero Marc 1/NS NE Storage Barnett Fayetteville Tres Palacios • Western Region Arrow Colt Hub Jackalope JV Douglas JV Permian Granite Wash • Technical Services • ESR • Supply Chain • Financial Planning & Analysis • Treasury & Credit • Capital Markets • Investor Relations • Internal Audit • Accounting • Reporting • IT • Tax • Legal • HR • Government Relations • Insurance • Business Development • Corporate Strategy

Connections for America’s Energy ™ ™ 10 Crestwood 2.0 - Reorganization Strategy 1. Align interests of key working groups a) Pipeline Services Group - centralize field operations, asset management and business development around comparable midstream assets/operations b) Supply & Logistics Group - centralize commercial marketing; improve growth potential with risk mitigation 2. Maximize organizational and operational efficiency a) Reduce SBU’s from 3 to 2; consolidate operations and shared services b) Streamline field operations/asset management across geographic regions c) Eliminate redundant support services and growing cost allocation 3. Develop more competitive regional commercial asset management teams a) Put best commercial leaders forward b) More aggressive/coordinated project development and management c) Regional approach to optimizing asset footprint and customer development 4. Improve corporate development capability a) More focused strategies/development opportunities b) Improved coordination with commercial teams

Crestwood 2.0 – New Management Structure



Robert Phillips CEO
Supply & Logistics Group
Pipeline Services Group
Joel Moxley Advisor to CEO
Bill Gautreaux Chief Marketing Officer
Heath Deneke Chief Operating Officer
Robert Halpin SVP & CFO
Steven Dougherty SVP & CAO
Joel Lambert SVP GC & HR
William Moore SVP Corp Strategy
John Powell VP, Trading & Risk Mgmt
Vance Harrington VP, Facilities
Kevin Hall VP, Transportation
Mitchell Dascher President, US Salt
Philip Boullette VP, Business Development
Mark Mitchell SVP, Commercial Eastern US
Brian Freed SVP, Commercial Western US
Chris Humes VP, Pipeline Operations
Curt Van Horn, VP, Arrow Operations
Hugo Guerrero VP, Technical Services
Miranda Jones VP, ESR
Joey Hayles VP, Supply Chain
Mark Stockard VP, Treasurer
Joshua Wannarka VP, Investor Relations
John Black VP Finance & Planning
Vince Grisell VP Capital Markets & Risk
Sindhu Sudhakaran VP, Internal Audit
David Bock VP Information Technology
David Hess VP Operational Controller
John Stratton Corporate Controller
Deidra Patterson Director Financial Reporting
Casey Rosengarten Director, Risk Management
Donna Schmidt Director, Tax
Bradley Bacon VP, Asst GC, M&A
Michael Post VP, Asst GC, Corp Sec
James Johnston VP & Asst GC, FERC
Robert McDonough VP, Land & Government Relations
Laura Ramey VP, Human Resources
Stacey McLey, Asst GC, Litigation
Bob Dudzinski Director Corp Dev
Stephen Lipscomb Director Corp Dev

Crestwood™ Connections for America's Energy™ 11

Connections for America’s Energy ™ ™ 12 We are in all the Right Places for Growth! Commercial and Operational Execution on >$3.0 billion of potential expansion opportunities around our asset footprint drives organizational strategy Expansion Opportunities A. Marcellus Shale: • $500 to $600 million (2015-2019) • North-South / Marc I Expansion, Marc II • Antero Gathering B. South Texas: • $1.1 to $1.3 billion (2016-2019) • Connecting Tres to developing demand centers (LNG, Mexico export) C. Permian Basin: • $600 to $700 million (2015-2019) • Willow Lake expansion, Delaware Permian Crude and Water Gathering opportunities D. Niobrara Shale: • $300 to $350 million (2015 to 2019) • Jackalope gathering & processing, crude oil gathering, Douglas Terminal expansion E. Bakken Shale: • $500 to $750 million (2015 to 2019) • COLT Hub expansion, Arrow gathering expansion, third party crude, gas and water gathering opportunities E D C B A

Connections for America’s Energy ™ ™ 13 Execution is the Key to Success in this Market! Simplified Corporate Structure Where we are Now! 1 Substantial Expense / Fixed Charge Reduction 2 Improving Financial Results Quarter-over-Quarter 3 Diversified / Balanced Portfolio 4 Fixed Fee / Firm Contract Profile 5 Where we are Going! Attractive Current Yield Supported by Portfolio Stability Leveraged to Volume Growth with Commodity Price Upside 1 Cost of Capital Improvement 2 Organic Expansion Opportunities 3 Asset and Corporate M&A 4 Attractive Valuation Entry Point 5 Future Execution Drives Significant Upside Return Opportunity

Connections for America’s Energy ™ ™ 14 What does this mean for you and Crestwood? ü. Employees? ü. Project Adapt is over and behind us. Job well done! ü. Stay focused on safety, compliance and customer service ü. Continue work to capture cost savings and process improvements ü. New organizational structure will position you to be more successful in your job ü. We have a high degree of confidence in our employees to execute the plan ü. Growth Opportunities? ü. Lower cost of capital from Simplification will improve Crestwood’s ability to compete for new projects and bolt-on acquisitions ü. Make sure we capture all expansion opportunities around our existing assets ü. Better internal collaboration will increase our chances in a hyper-competitive market for new business ü. We have the tools and resources to be competitive for any project. Be aggressive! ü. Investors? ü. Great value entry point to invest in Crestwood ü. Attractive current yield supported by stable distributions and strong coverage ratio ü. Future execution provides visible growth to drive capital appreciation in our units

Connections for America’s Energy ™ ™ 15